[MOOG LETTERHEAD]

March 27, 2006

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, DC 20549-0710

Ladies and Gentlemen:

Re:

Moog Inc.--File No. 1-05129
Form 10-K for Fiscal Year Ended September 24, 2005
filed December 7, 2005

We are filing electronically our responses to the comments contained in your comment letter of March 3, 2006.

Comment 1:

Note 1 − Summary of Significant Accounting, Policies page 59

EITF 99-5 addresses costs other than costs that meet the criteria of SFAS No. 2.  Supplementally explain to us whether you incur pre-production costs other than those that meet such criteria.  Explain to us the related agreement terms and your accounting for such costs.

Response:

We incur pre-production costs, some of which do not meet the criteria in FAS 2.  Pre-production costs that are not classified as research and development costs as defined in FAS 2 or covered by EITF 99-5 include:

a.  design and development costs incurred in support of contracts accounted for in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts,

b.  costs incurred to acquire and place in service manufacturing and assembly and test equipment, and

c.  costs incurred to train personnel in the techniques required to assemble and test complex aerospace hardware.

We account for each of the above types of costs as follows:

a.

We account for design and development efforts necessary as part of long-term contracts as contract costs in accordance with SOP 81-1.  These efforts are common in many of our long-term contracts.  We use the percentage of completion, cost-to-cost method of accounting for these contracts.

Securities and Exchange Commission

March 27, 2006

b.

We capitalize costs to acquire and place in service manufacturing and assembly and test equipment and include such costs in property, plant and equipment.  Plant and equipment are depreciated principally using the straight-line method over the estimated useful lives of the assets as disclosed in our policy note on Property, Plant and Equipment on page 60 of our annual report.

c.

We charge expenditures required to train personnel in the techniques required to assemble and test complex aerospace hardware to cost of sales as incurred.

EITF 99-5 is currently applicable for one long-term supply agreement at Moog.  We are incurring substantial non-recurring development costs related to our long-term supply agreement with Boeing to supply flight controls on the 787 Dreamliner.  Boeing does not contractually guarantee to reimburse us for these costs.  However, Boeing is obligated to purchase 787 flight control hardware and systems from us through 2021.  We expense these development costs as they are incurred.  We believe that both EITF 99-5 and FAS 2 govern our accounting treatment.  EITF 99-5 specifically addresses the accounting for costs incurred to design and develop products that will be sold under a long-term supply arrangement and concludes that these costs should be expensed as incurred.  In addition, FAS 2 defines research and development and states that such amounts should be expensed as incurred.  Costs to acquire and place in service manufacturing and assembly and test equipment required to perform under this contract with Boeing are capitalized as these assets provide benefit over the period of development and supply.  Costs incurred to train personnel in the techniques required to assemble and test complex aerospace hardware are expensed to cost of sales as incurred.

In future filings, we will summarize our policy related to research and development in a separate section within our summary of significant accounting policies as follows:

Research and development costs, as defined in SFAS No. 2, are expensed as incurred unless the costs are incurred on a contract accounted for under SOP 81-1.  Costs incurred on contracts accounted for under SOP 81-1 are recorded as cost of sales as incurred and the associated revenues are recognized over the same periods in accordance with our revenue recognition policy for contracts.

Research and development costs incurred under long-term supply agreements are expensed as incurred in accordance with EITF 99-5, Pre-production Costs on Long-Term Supply Arrangements.

Comment 2:

Note 13 − Stock Employee Compensation Trust, page 69

Please explain to us in better detail the terms of the SECT, and provide support for your accounting model.  See EITF 97-14.

Securities and Exchange Commission

March 27, 2006

Response:

On December 2, 2003, we established the Moog Inc. Stock Employee Compensation Trust (SECT) to assist in the administration of, and to provide funding for, employee stock plans and benefit programs that we sponsor for eligible employees (The Plans).  To provide initial funding, we made a loan in the amount of $14 million to the SECT that it used to purchase 567,217 outstanding shares of Class B common stock.

The assets in the SECT are to be principally invested in Moog common stock.  The Trustee of the SECT distributes SECT assets to The Plans at the direction of an administrative committee appointed by our Board of Directors.  The SECT does not hold assets of The Plans.  Instead, it holds a pool of unallocated assets that we may draw upon to fulfill our funding obligations for The Plans.  The SECT may sell Moog stock to The Plans or, additionally, the administrative committee of the Board of Directors may direct the SECT Trustee to contribute Moog stock to The Plans.  Cash received by the SECT is used to make payments on the loan from Moog.  On occasion, the SECT may purchase unallocated shares from The Plans.

Our consolidated financial statements already include the financial statements of the SECT where the “intercompany” loan between Moog and the SECT is eliminated.  The shares held by the SECT are included in a separate account within shareholders’ equity and are presented in a similar manner with treasury shares held by Moog.  However, unlike treasury shares, the value associated with these shares is reported at market value with the offset reported in additional paid-in capital.

Moog shares held in the SECT do not have an impact on shares outstanding for purposes of calculating earnings per share (EPS).  While shares in Moog’s SECT are actually outstanding, the application of the treasury stock method results in an equal number of shares hypothetically being bought back because the shares are recorded at market value.

Due to the similarities between the SECT and a leveraged employee stock ownership plan (ESOP), we considered the guidance in SOP 93-6 in determining the appropriate accounting for Moog’s SECT.  Under a leveraged ESOP, the ESOP borrows money to acquire a block of employer stock that is held in a suspense account, similar to the function of Moog’s SECT.  Pursuant to SOP 93-6, as shares are released from the suspense account to settle employer liabilities under employee benefit plans, they are expensed at their then fair value.  ESOP shares that have not been committed to be released are not considered outstanding for purposes of calculating EPS.

We also considered the guidance in EITF 97-14, which addresses deferred compensation arrangements in which amounts earned by employees are invested in employer stock and placed in a rabbi trust.  This guidance states that employer shares held by a rabbi trust should be treated as treasury stock for EPS purposes and excluded from the denominator in the basic and diluted EPS calculations.  Although Moog’s SECT is not a rabbi trust as defined in the EITF, it is a

Securities and Exchange Commission

March 27, 2006

grantor trust and we believe this difference does not change the conclusion reached in the EITF that such shares are to be treated as treasury stock for EPS purposes.

Comment 3:

Note 15 − Segments, page 69

We note from your disclosures on page 47 that your reporting units are your operating segments for segment reporting.  It is unclear from this disclosure whether your reportable segments, as defined in SFAS 131, are your operating segments.  Based on a description of your company, we assume that you have operating segments at a level below that of your four reportable segments.  Although we realize we addressed this issue with you over five years ago, you have had multiple acquisitions and your businesses have grown considerably.  Please identify your operating segments for us and provide the sales and operating income for each over the reported periods.

Response:

We are organized into four operating segments, Aircraft Controls, Space and Defense Controls, Industrial Controls and Components.  Our chief operating decision maker, who is our Chief Executive Officer, reviews operating segment results quarterly.  Operating segment results include sales and operating profit, a measure that our chief operating decision maker considers in making final decisions on how resources will be allocated.

Our reportable segments, as defined in SFAS 131 and used in our segment footnote, are the same as our operating segments.  We do not have operations under Aircraft Controls, Space and Defense Controls, Industrial Controls or Components for which our chief operating decision maker reviews any measure of operating profit to make resource allocation decisions or assess performance.  In our segment footnote, we describe major markets from which our revenues are generated within each of our reportable segments.  However, we do not track operating profit, measure performance or allocate resources for these markets.

While our businesses have grown considerably and we have had multiple acquisitions in the past five years, the way we review our business has not changed significantly.  Our core business growth has been in markets that we continue to serve and our chief operating decision maker continues to review operating results for just our four operating segments.  We completed one material acquisition during this timeframe, our acquisition of the Poly-Scientific division of Litton Systems, Inc., a subsidiary of Northrop Grumman Corporation, on September 30, 2003.  This business is managed separately from the previous three operating segments and was not integrated into our other businesses.  In fiscal year 2003, this acquired business became our fourth operating and reporting segment, Components.  The other acquisitions were not as substantial and contributed to our growth in existing products or markets.

Our sales and operating profit for our operating segments is the same as that reported for our reporting segments in our financial statements.  In future filings, we will disclose the basis used to determine our reportable segments in our segment footnote, as follows:

Securities and Exchange Commission

March 27, 2006

The Company is organized into four operating segments about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  The Company’s chief operating decision maker is its Chief Executive Officer.  The Company’s operating segments are organized by product application.  Each of its operating segments meets the quantitative thresholds for reporting segments and, therefore, the Company’s reportable segments are its operating segments.

As requested, Moog acknowledges that:

•

Moog is responsible for the adequacy and accuracy of the disclosure in its filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Moog may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information please contact the undersigned or Don Fishback, Moog’s Controller, at (716) 652-2000.

Sincerely,

/s/ Robert R. Banta

Robert R. Banta,
Executive Vice President and
Chief Financial Officer

cc:  Robert T. Brady, Moog - Chairman of the Board and Chief Executive Officer

       Nili Shah, SEC - Accounting Branch Chief

      Tracey McKoy, SEC - Staff Accountant